No Act
PE 01/07/2011



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11006002

February 24, 2011

Frances S. Chang
Pacific Gas and Electric Company
One Market Plaza, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-24-2011

Re: PG&E Corporation
Incoming letter dated January 7, 2011

Dear Ms. Chang:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter B. Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 7, 2011

The proposal requests that PG&E form a committee to implement ways to formulate an equal employment opportunity policy which complies with all federal, state, and local regulations but does not make reference to any matters related to sexual interests, activities, or orientation.

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that PG&E would lack the power or authority to implement the proposal. Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Pacific Gas and
Electric Company®

Frances S. Chang
Attorney at Law
Law Department

One Market Plaza, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
E-Mail: fsc5@pge.com

January 7, 2011

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: PG&E Corporation – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling – Proposal from Mr. Peter B. Kaiser

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude the above-referenced shareholder proposal (with the supporting statement, the "Proposal") pursuant to Rule 14a-8(i)(6) from the proxy materials for PG&E Corporation's 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") because PG&E Corporation would lack the power or authority to implement the Proposal.

The Proposal was submitted by Mr. Peter B. Kaiser (the "Proponent") who is a shareholder of PG&E Corporation and qualified to submit a proposal pursuant to Rule 14a-8. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2011 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2011 Proxy Materials with the Commission.

---

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal from the Proponent on December 1, 2010. Entitled "SUBJECT: SHAREHOLDER RESOLUTION FOR NEUTRAL PG&E PERSONNEL POLICIES," the Proposal requests the following action:

> **Resolved:** the shareholders request that PG&E form a committee to implement ways to **formulate an equal employment opportunity policy** which complies with all federal, state and local regulations but does not make reference to any matters related to sexual interests, activities or orientation. (emphasis added)

The "resolved" is preceded by eleven "whereas" clauses that address matters of sexual orientation in general and as a workplace issue.

The supporting statement provides:

> While the legal institution of marriage between a man and a woman should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern. PG&E annually contributes thousands of dollars to several homosexual and lesbian groups. PG&E also gave $250,000 from the stockholders in 2008 to support a homosexual organization for NO on Proposition 8 to defeat Traditional Marriage (Marriage is only between a man and a woman).

A copy of the Proposal and all related correspondence is included as Exhibit A.

B. PG&E Corporation's Equal Opportunity Policy Statement

PG&E Corporation produces a formal equal employment opportunity statement (the "Policy Statement"). Each year, this Policy Statement is reviewed, updated (if necessary), and a copy is provided to individual employees as part of PG&E Corporation's efforts to "take all reasonable steps necessary to prevent discrimination and harassment from occurring." A copy of the 2010 one-page Policy Statement is attached as Exhibit B.

The Policy Statement provides in pertinent part that:

> "It is our policy that all employees have equal opportunities for jobs, training and promotions regardless of race, color, national origin, ancestry, sex, age, religion, physical or mental disability, medical condition, veteran status, marital status, pregnancy, **sexual orientation**, gender identity, genetic information or any other factor that is not related to the job." (emphasis added.)

The Policy Statement is one form of physical expression of the PG&E Corporation policy against discrimination against or harassment of employees on the basis of, *inter alia*, sexual orientation.

C. Legal Background

California state law contains many provisions that govern employment practices, including requirements relating to equality of employment opportunity. For example:

- California employers may not refuse to hire or discharge a person or discriminate against or harass any person on the basis of his/her race, religious creed, color, national origin, ancestry, physical disability, mental disability, medical condition, marital status, sex, age, or **sexual orientation**. (emphasis added) *See, e.g.,* Cal. Gov. Code section 12940(a) included in Exhibit C.

- California employers must take "all reasonable steps necessary to prevent discrimination and harassment from occurring." *See* Cal. Gov. Code section 12940(k), also included in Exhibit C.

- California employers must "post in a conspicuous place or places on its premises" the document attached as Exhibit D. *See* 2 Cal. Code Regs 7287(d). In pertinent part, this document states that "Discrimination and Harassment in Employment are Prohibited by Law. Laws enforced by the Department of Fair Employment and Housing (DFEH) protect you from illegal discrimination and harassment in employment based on . . . **Sexual orientation** . . ." (the "DFEH Notice"). (emphasis added)

In addition, the city of San Francisco, in which the principal executive office of PG&E Corporation is located, also has laws designed to prevent discrimination on the basis of sexual orientation. For example, Section 12C.1. of the San Francisco Administrative Code provides that "[a]ll contracting agencies of the City, or any department thereof, acting for or on behalf of the City and County shall include in all contracts and property contracts a provision obligating the contractor not to discriminate on the basis of the fact or perception of that person's . . . sex, **sexual orientation**, gender identity . . . ." Similarly, under Section 3303 of the San Francisco Police Code it is unlawful for an employer to "fail or refuse to hire, or to discharge any individual; to discriminate against any individual . . . because of any employee's . . . **sexual orientation**, gender identity . . .." The same section of the Police Code requires all employers with a business tax registration certificate from the city of San Francisco to post a non-discrimination in employment notice, similar to the DFEH Notice, informing employees that "employers . . . are prohibited from discriminating in the recruitment, selection, training, promotion and termination of employees based on," *inter alia*, **sexual orientation** or gender identity. (emphasis added)

The effect of these laws is that PG&E Corporation must provide equal employment opportunities to all persons irrespective of sexual orientation, and it must publicize that policy so that all employees are aware of that fact.

Other statutes reinforce different aspects of the equal employment opportunities policy and anti-discrimination/anti-harassment requirements, and PG&E Corporation has used the informational materials and training requirements imposed by these statutes more broadly to publicize other aspects of its equal employment policy.

- California employers must distribute to employees an information sheet on sexual harassment. *See* Cal. Gov. Code § 12950(b) included in Exhibit E. Consistent with the Policy Statement, the information sheet used by PG&E Corporation also discusses the illegality of harassment based on sexual orientation. A copy of the information sheet is attached as Exhibit F.

- California employers who employ 50 or more employees must provide at least two hours of classroom or other effective interactive training and education regarding sexual harassment to all supervisory employees employed in California every two years. *See* Cal. Gov. Code § 12950.1, also included in Exhibit E. The training provided by PG&E Corporation also discusses the illegality of harassment based on sexual orientation and discusses PG&E equal opportunity policy.

While these statutes are directed at harassment on the basis of gender as compared to sexual orientation, the information statement and training do and indeed must include significant references to sexual interests and activities, even if PG&E Corporation had not expanded the references to include sexual orientation in certain instances.

Pacific Gas and Electric Company, the main subsidiary of PG&E Corporation, is also contractually bound not to discriminate on the basis of sexual orientation under the provisions of several collective bargaining agreements. For example, the Agreement between Pacific Gas and Electric Company and Local Union No. 1245 of International Brotherhood of Electrical Workers, Effective January 1, 2009, makes it a "policy [of Pacific Gas and Electric Company] . . . not to discriminate, harass or allow the harassment of an employee or applicant for employment on the basis of race, color, religion, age (40 and over), sex, national origin, ancestry, physical or mental disability, medical condition, veteran status, marital status, pregnancy, **sexual orientation**, gender identity, registered domestic partner status, a request for family medical leave, any other category or status protected by law, or any other non-job related factor." (emphasis added)

II. REASON FOR EXCLUSION

PG&E Corporation does not have the power to implement, under California law (or within the city of San Francisco, under San Francisco law), an employment policy that fails to provide equal employment opportunities to persons on the basis of their sexual orientation. PG&E Corporation intends to exclude the Proposal under Rule 14a-8(i)(6) because the only effect that taking references to "sexual orientation" out of the Policy Statement would have, if implemented, would be to mask the fact that PG&E Corporation may not discriminate in employment matters on the basis of sexual orientation, and to make the Policy Statement inconsistent with the actual policy and with all the other materials and training PG&E Corporation provides in support of other statutorily dictated anti-harassment education initiatives.

If one is to accept the "resolved" portion of the Proposal on its face, what the Proposal seeks is a PG&E Corporation Policy Statement that remains silent on the issue of discrimination/harassment on the basis of sexual orientation (*i.e.*, that PG&E lacks a policy on that subject). While a committee could find that it was possible to delete the currently existing reference to "sexual orientation" from the Policy Statement and still have a Policy Statement that complies with all federal, state and local regulations, PG&E Corporation would still be precluded, irrespective of that change, from discriminating against or harassing any of its employees on the basis of sexual orientation and would still have an affirmative duty to take "all reasonable steps necessary to prevent discrimination and harassment from occurring." (*See* discussion in I.C above.) Thus, while PG&E Corporation might have **the power to implement a change to the Policy Statement**, it lacks the **power to implement a change to its policy** of equal employment opportunity because PG&E Corporation's actual equal employment opportunity policies must comply with California state law. In addition, deleting "sexual orientation" from the Policy Statement would make it inconsistent with PG&E Corporation's actual equal employment opportunity policies and practices.

This inconsistency would be highlighted because PG&E Corporation also must conspicuously post for employees the DFEH Notice (and in San Francisco, the notice required by the Police Code). (*See* discussion in I.C above.) The DFEH Notice makes clear PG&E Corporation policy must provide for employee protection from discrimination or harassment on the basis of sexual orientation. (*See* discussion in Section I.C above.) Because of this required posting, any alteration of the Policy Statement to mask or remain silent on PG&E Corporation's policy on the issue of discrimination/harassment on the basis of sexual orientation would not achieve that purpose. Rather, as described above, it would result in inconsistency between the Policy Statement and the actual PG&E Corporation policy on discrimination/harassment on the basis of sexual orientation. Since the Proposal does not seek to preclude reference to "sexual interests, activities or orientation" from anything other than the Policy Statement, there would also be inconsistency between the Policy Statement and the information statement all employees receive and materials used in supervisory training.

There would likely be particular confusion and uncertainty because "sexual orientation" is currently included as a protected category in the existing Policy Statement and, since sexual orientation could not be referred to in the revised Policy Statement, there would be no obvious context for its removal. Furthermore, "sexual orientation" would be the only protected category that appears in California Government Code section 12940(a) that would not be repeated in the revised Policy Statement.

Implementation of the Proposal and deletion of the words "sexual orientation" from the Policy Statement also arguably would fall short of "all reasonable steps necessary to prevent discrimination and harassment from occurring," particularly if the act of deletion is cast as retreating from the policy of protecting employees from discrimination/harassment on the basis of sexual orientation. Thus, just changing the Policy Statement, if not the policy, could subject PG&E Corporation to an increased likelihood of liability for harassment, discrimination, and/or failure to prevent harassment or discrimination pursuant to California Government Code sections 12940(a) and (k).

Attached as Exhibit G and as required by Rule 14a-8(j)(2)(iii) is the opinion of Orrick, Herrington & Sutcliffe LLP that, under California law, PG&E Corporation is prohibited from engaging in discrimination or harassment of employees on the basis of sexual orientation, is required to take all reasonable steps necessary to prevent discrimination and harassment of employees based on sexual orientation, and must post the DFEH Notice in a conspicuous place or places on its premises.

III. CONCLUSION

As discussed above, PG&E Corporation believes that the Proposal (if implemented) would not achieve its stated objective of creating the appearance of a lack of policy on discrimination/ harassment on the basis of sexual orientation. While a committee might find that any reference to sexual orientation could be deleted from PG&E Corporation's Policy Statement regarding equal employment opportunities and still comply with California law, PG&E Corporation's actual policy (as compared to the physical embodiment of the policy) with respect to discrimination/harassment on the basis of sexual orientation could not be altered. Furthermore, PG&E Corporation's collective bargaining agreements (which govern the wages, hours and working conditions of a majority of employees) would retain the anti-discrimination language. Finally, the DFEH Notice and other information provided by PG&E Corporation to employees and supervisors beyond the Policy

Statement would publicize that PG&E Corporation's policy was not to allow discrimination in employment opportunities or harassment on the basis of sexual orientation. Since California law prevents PG&E Corporation from having an actual policy that does not prohibit discrimination/ harassment on the basis of sexual orientation, PG&E Corporation believes that it may exclude the Proposal from the 2011 Proxy Materials pursuant to SEC Rule 14a-8(i)(6). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2011 Proxy Materials in reliance on the aforementioned rule.

Because the Corporation must finalize the relevant proxy materials by March 16, 2011, we would appreciate a response from Staff by March 9, 2011.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com and by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward a copy of the letter to the Proponent.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,



Frances S. Chang

Attachment: Exhibits A - G

cc: Linda Y.H. Cheng
Peter B. Kaiser FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Stetler, Janice

From:	Peter Kaiser *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 01, 2010 7:11 AM
To:	Stetler, Janice
Subject:	PG&E Proposal 29 Nov 10
Attachments:	PG&E Proposal 29 Nov 10.doc

PGE Corp HQ ATTN: Janice
One Market Spear Tower
San Francisco, Ca 94105 1 Dec 2010

Subject: PGE Shareholder Proposal

Dear Janice,

Here is my shareholder proposal for the next PGE annual meeting in May 2011. Please consider this a friendly proposal to improve our company and just send it on to shareholders for their consideration and vote and have PGE recommend approval to shareholders in proxy statement.

I have called my stock brokers to send proof to you of ownership of 150 shares at Morgan Stanley and 162 at Schwab- the same as last year.

Please send me printed copies of PGE annual reports.

Please let me know by email and phone call if you received this properly and in order today to meet suspence.
Thanks for your help.
Have a Blessed Christmas.

Sincerely,
Peter Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

Linda Y. Cheng
Vice President and Secretary
Pacific Gas & Electric Corporation
One Market, Spear Tower Suite 2400
San Francisco, Ca 94105-1126

29 November 2010

Dear Ms. Cheng:

I am the owner of 162 shares at Schwab and 150 shares at Morgan Stanley of PG&E common stock.. I have continuously owned the shares more than one year and intend to hold them through the next annual meeting. For that meeting, I offer the following resolution:

SUBJECT: SHAREHOLDER RESOLUTION FOR NEUTRAL PG&E PERSONNEL POLICIES

Whereas, our company seeks to hire the most qualified person and has most likely not had a policy discriminating against any person, or groups of persons, for any reason.

Whereas, it would be inappropriate and possibly illegal to ask a job applicant or employee about their sexual interests, inclinations and activities.

Whereas, it is similarly inappropriate and legally problematic for employees to discuss personal sexual matters while on the job.

Whereas, unlike the issues of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from their appearance.

Whereas, unless an employee chooses to talk about their sexual interests or activities while working, the issue of sexual orientation is, essentially, moot.

Whereas, according to the website of the Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual, and transgender political organization, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy…."

Whereas, domestic partner benefit policies pay employee benefits based on the employee engaging in unmarried, homosexual relations. These relations have been condemned by the major traditions of Judaism, Christianity and Islam for a thousand years or more.

Whereas, the Armed Forces of the United States is one of the largest and most diverse organizations in the world. They protect the security of us all while adhering to a "don't ask, don't tell policy" regarding sexual interests.

Whereas, our company does not discriminate against tobacco users when they apply for a job even though they are not protected by any employment clause. It also does not pay tobacco users special benefits based on their engaging in this personally risky behavior.

Whereas, those who engage in homosexual sex are at a significantly higher risk for HIV/AIDS and other sexually transmitted diseases.

Whereas, marriage between heterosexuals has been protected and encouraged by a wide range of societies, cultures and faiths for ages.

Resolved: the shareholders request that PG&E form a committee to implement ways to formulate an equal employment opportunity policy which complies with all federal, state and local regulations but does not make reference to any matters related to sexual interests, activities or orientation.

Statement: While the legal institution of marriage between a man and a woman should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern. PG&E annually contributes thousands of dollars to several homosexual and lesbian groups. PG&E also gave $250,000 from the stockholders in 2008 to support a homosexual organization for NO on Proposition 8 to defeat Traditional Marriage (Marriage is only between a man and a woman).

Sincerely,

Peter B. Kaiser

Stetler, Janice

From: Peter Kaiser*** FISMA & OMB Memorandum M-07-16 ***

Sent: Thursday, December 02, 2010 8:58 AM

To: Stetler, Janice

Subject: Fw: PGE share ownership

Dear Janice,

Here is proof of ownership of 150 shares since l993 from my stockbroker. Please call him Mr Pirtle if you have any questions.
Peter B. Kaiser
PGE shareholder proposal

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Pirtle, Rodney
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 01, 2010 4:16 PM

Dear Peter,

Your account statement records show that you have continuously held 150 shares of PG&E common stock in account *** FISMA & OMB Memorandum M-07-16 *** since 7/26/1993.

Sincerely,

Rodney Pirtle

Rodney Pirtle
First Vice President
Western Division
Morgan Stanley Smith Barney
401 Fremont Street, Ste. 200
Monterey, CA 93940
(831) 373-1861, fax(831) 646-6150
California Insurance License #0A82391
rodney.pirtle@morganstanley.com

Fax Cover Sheet

charles SCHWAB

Date: 12/6/10

Pages (including cover sheet):

To: DAVID KELLEY

Fax: 415 267-7268

From: Peter Cho / SOS

Comments:

Charles Schwab & Co. Inc.,
Service Operations Support

Fax: 602-355-5412
Phone: 800-378-0685 x 34304

ACCOUNT APPLICATIONS or FORMS

If we have faxed you an application for a new account, or other account form, please note, we cannot accept forms on thermal fax paper. Please be sure that your form is sent to us on plain paper in order to process your form as quickly as possible. You can return the form by mail to Charles Schwab & Co., Inc. at the address below:

P. O. Box 62114
Phoenix, AZ 85072
800-472-9813
Overnight address:
2423 E. Lincoln Dr.
Phoenix, AZ 85016

P.O. Box 628291
Orlando, FL 32862
800-472-9813
Overnight address (effective 12/03/2010):
1958 Summit Park Dr., Ste 200
Orlando, FL 32810

charles SCHWAB

2423 E Lincoln Drive, Phoenix, AZ 85016-1215

December 6, 2010

PETER B KAISER &
SUSAN L KAISER JT TEN

*** FISMA & OMB Memorandum M-07-16 ***

RE: Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Peter & Susan Kaiser:

I am writing to confirm that your Schwab brokerage account *** FISMA & OMB Memorandum M-07-16 *** has maintained a 162 share position of P G & E Corp (Sym: PCG) since July 16, 1993 to the date of this letter

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. The value of the account may fluctuate based on current market conditions. Please refer to your account statements for an official record.

If you have further questions or concerns, please feel free to contact me directly at (800) 378-0685 ext. 34304, Monday through Friday between 8:30 and 5:00 PM PST.

Sincerely,



Peter Cho
Charles Schwab & Co., Inc.

Fax Cover Sheet

charles SCHWAB

COPY

Date: 12/3/10 **Pages (including cover sheet):**

To: LINDA CHENG, CORP SECRETARY PG&E / ATTN JANICE **Fax:** 415-267-7260

From: Peter Cho / SOS

Comments:

Charles Schwab & Co. Inc.,
Service Operations Support
Fax: 602-355-5412
Phone: 800-378-0685 x 34304

ACCOUNT APPLICATIONS or FORMS

If we have faxed you an application for a new account, or other account form, please note, we cannot accept forms on thermal fax paper. Please be sure that your form is sent to us on plain paper in order to process your form as quickly as possible. You can return the form by mail to Charles Schwab & Co., Inc. at the address below:

P. O. Box 52114
Phoenix, AZ 85072
800-472-9813
Overnight address:
2423 E. Lincoln Dr.
Phoenix, AZ 85016

P.O. Box 628291
Orlando, FL 32862
800-472-9813
Overnight address (effective 12/03/2010):
1958 Summit Park Dr., Ste 200
Orlando, FL 32810

charles SCHWAB

2423 E Lincoln Drive, Phoenix, AZ 85016-1215

November 30, 2010

PETER B KAISER &
SUSAN L KAISER JT TEN

*** FISMA & OMB Memorandum M-07-16 ***

RE: Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Peter & Susan Kaiser:

I am writing to confirm that your Schwab brokerage account *** FISMA & OMB Memorandum M-07-16 *** has maintained a 162 share position of P G & E Corp (Sym: PCG) since May 1, 2010 to the date of this letter

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. The value of the account may fluctuate based on current market conditions. Please refer to your account statements for an official record.

If you have further questions or concerns, please feel free to contact me directly at (800) 378-0685 ext. 34304, Monday through Friday between 8:30 and 5:00 PM PST.

Sincerely,



Peter Cho
Charles Schwab & Co., Inc.

Stetler, Janice

From: Corporate Secretary
Sent: Friday, December 03, 2010 1:48 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal

Attachments: Kaiser Peter - 120310.pdf

Mr. Kaiser,

Please see the attached letter from Linda Y.H. Cheng to you in response to the shareholder proposal you submitted to PG&E Corporation. The letter is also being sent to you via Fed-Ex and should arrive on Monday, December 6, 2010.

Per my voice mail to you this morning, our Law Department is reviewing the proof of ownership provided by Morgan Stanley Smith Barney and we have not yet received proof of ownership from Charles Schwab.

-Janice

Office of the Corporate Secretary
PG&E Corporation
415.267.7070



Kaiser Peter - 120310.pdf (76 ...



Linda Y.H. Cheng
Vice President
Corporate Governance
and Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

December 3, 2010

VIA E-MAIL *** FISMA & OMB Memorandum M-07-16 *** and FEDEX

Mr. Peter B. Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Kaiser:

This will acknowledge receipt on December 1, 2010 of a shareholder proposal and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2011 annual meeting. As noted in your email, confirmation from your broker regarding the number of shares of PG&E Corporation common stock you own has not yet been received.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 (including amendments indicating any change in ownership level) demonstrating that as of or before the date that the one-year eligibility period began, the shareholder held the required number of shares.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If the Corporation does not receive the confirmation of ownership from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2011 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the eligibility requirements noted above, we have not determined whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if another valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

Stetler, Janice

From: Kelly, Dave (Corp Sec)
Sent: Monday, December 06, 2010 10:50 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Stetler, Janice
Subject: PG&E Corporation Shareholder Proposal

Good morning Mr. Kaiser,

The proof of ownership submitted by Morgan Stanley Smith Barney is acceptable. These 150 shares of PG&E Corporation common stock meet the SEC ownership requirement for submission of a shareholder proposal.

We also received Mr. Cho's letter regarding proof of your ownership of 162 shares of PG&E Corporation common stock. He made the statement in his letter that you have held the shares since May 1, 2010. The SEC requirements state that shares need to be held continuously for one year prior to submitting the proposal. Please have Mr. Cho resubmit his letter confirming that you have held the shares continuously since December 1, 2009.

In your phone call of November 8, 2010, you requested Ms. Stetler of this office to communicate three proposed policies that you would like the company to implement. We have communicated your request to the Vice President, Corporate Governance and Corporate Secretary who is responsible for communication with the Board of Directors. I also thought you would be interested in the following information shown below each of your proposed policies:

1. PG&E Corporation should allow SmartMeter installation to be voluntary.

The SmartMeter program has no opt-out provision, and the California Public Utilities Commission strongly supports all electric customers using SmartMeter technology. Please visit the PG&E customer website for information on the SmartMeter program. The link is: http://www.pge.com/smartmeter/

2. PG&E Corporation should accept moratoriums placed by city/county governments regarding SmartMeter installation.

PG&E complies with all applicable laws and regulations.

3. PG&E should adopt a policy whereby shareholder funds will no longer be donated to anti-family causes (such as the No on Proposition 8 donation).

As noted in my March 12, 2010 e-mail to you, the Public Policy Committee of the PG&E Corporation Board of Directors generally oversees PG&E Corporation's policies and practices with respect to political contributions. Decisions regarding political contributions are made on a case-by-case basis.

Thank you for your interest in PG&E Corporation.

David M. Kelly
Director - Operations
Office of the Corporate Secretary
Tel: 415.817.8282
Fax: 415.267.7268

Exhibit B



January 1, 2010

Commitment to Equal Employment Opportunity

To All Employees:

We are deeply committed to providing equal employment opportunity and maintaining a workplace that is free from harassment and discrimination for all of our employees. Each of us is expected to follow the requirements and spirit of our Equal Employment Opportunity Policy. We also insist our vendors, agency workers and independent contractors are in full compliance with our company policy.

Equal Employment Opportunity not only is a requirement of the law, it is a vital element to our success as a business. It is our policy that all employees have equal opportunities for jobs, training and promotions, regardless of race, color, national origin, ancestry, sex, age, religion, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender identity, genetic information or any other factor that is not related to the job. Consistent with these principles, we base all employment decisions only on valid, business-based job requirements. It is equally important that, wherever our business needs take us, we maintain a work environment that honors our diversity by treating one another with mutual respect. Any kind of harassment or discrimination violates our core values and our Equal Employment Opportunity policy.

Our goal of becoming the industry leader is obtainable. However, unlawful discriminatory actions and/or related harassing behaviors, whether intentional or not, will not only defeat our objectives, but also violate our conduct policies and applicable laws. By maintaining an environment that promotes, respects and celebrates our diversity, we can achieve our goals. Please take a moment to review our Standards for a Harassment-Free Workplace on the back of this letter. Your individual commitment to our policies is critical.

Our policies also prohibit unlawful retaliation against employees who raise complaints, as well as those who assist in our investigations. We encourage you to responsibly voice legitimate concerns without fear of reprisal. Retaliation against any employee who engages in these protected activities in a responsible manner will not be tolerated.

If you have any questions or concerns, please contact your supervisor or the HR Service Center at 415-973-4357.

Peter A. Darbee
Chairman of the Board, Chief Executive Officer and President
PG&E Corporation

Christopher P. Johns
President
Pacific Gas and Electric Company

John R. Simon
Senior Vice President, Human Resources
PG&E Corporation and
Pacific Gas and Electric Company

PG&E Corporation

Exhibit D


Department of Fair Employment and Housing



Discrimination and Harassment in Employment are Prohibited by Law

Laws enforced by the Department of Fair Employment and Housing (DFEH) protect you from illegal discrimination and harassment in employment based on

- **Race**
- **Color**
- **Religion**
- **Sex** (pregnancy or gender)
- **Sexual orientation**
- **Marital status**
- **National origin** (including language use restrictions)
- **Ancestry**
- **Disability** (mental and physical, including HIV and AIDS)
- **Medical condition** (cancer/genetic characteristics)
- **Age** (40 and above)
- **Denial of family and medical care leave**
- **Denial of pregnancy disability leave or reasonable accommodation**

The California Fair Employment and Housing Act (Part 2.8 commencing with Section 12900 of Division 3 of Title 2 of the Government Code) and the Regulations of the Fair Employment and Housing Commission (California Code of Regulations, Title 2, Division 4, Sections 7285.0 through 8504):

- **Prohibit harassment** of employees, applicants, and independent contractors by any persons and require employers to take all reasonable steps to prevent harassment. This includes a prohibition against sexual harassment, gender harassment, and harassment based on pregnancy, childbirth, or related medical conditions.
- **Prohibit employers from limiting or prohibiting the use of any language** in any workplace unless justified by business necessity. The employer must notify employees of the language restriction and consequences for violation.
- **Require that all employers provide information** to each of their employees on the nature, illegality, and legal remedies that apply to sexual harassment. Employers may either develop their own publications, which must meet standards as set forth in California Government Code Section 12950, or use a brochure from the DFEH.
- **Require employers with 50 or more employees and all public entities to provide sexual harassment prevention training** for all supervisors.
- **Require employers to reasonably accommodate** an employee or job applicant's religious beliefs and practices.
- **Require employers to reasonably accommodate employees or job applicants with a disability** in order to enable them to perform the essential functions of a job.
- **Permit job applicants and employees to file complaints** with the DFEH against an employer, employment agency, or labor union that fails to grant equal employment as required by law.
- **Prohibit discrimination** against any job applicant or employee in hiring, promotions, assignments, termination, or any term, condition, or privilege of employment.
- **Require employers, employment agencies, and unions** to preserve applications, personnel records, and employment referral records for a minimum of **two years.**
- **Require employers to provide leaves** of up to four months to employees disabled because of pregnancy, childbirth, or a related medical condition.
- **Require an employer to provide reasonable accommodations** requested by an employee, on the advice of her health care provider, related to her pregnancy, childbirth, or related medical conditions.
- **Require employers of 50 or more persons to allow eligible employees to take up to 12 weeks leave** in a 12-month period for the birth of a child; the placement of a child for adoption or foster care; for an employee's own serious health condition; or to care for a parent, spouse, or child with a serious health condition. (Employers are required to post a notice informing employees of their family and medical leave rights.)
- **Require employment agencies to serve all applicants equally**, refuse discriminatory job orders, and prohibit employers and employment agencies from making discriminatory pre-hiring inquiries or publishing help-wanted advertising that expresses a discriminatory hiring preference.
- **Require unions not to discriminate** in member admissions or dispatching to jobs.
- **Prohibit retaliation** against a person who opposes, reports, or assists another person in opposing unlawful discrimination.

The law provides for administrative fines and remedies for individuals, including the following: hiring, front pay, back pay, promotion, reinstatement, cease-and-desist order, expert witness fees, reasonable attorney's fees and costs, punitive damages, and damages for emotional distress.

Job applicants and employees: If you believe you have experienced discrimination, you may file a complaint with DFEH.

Independent contractors: If you believe you have been harassed, you may file a complaint with DFEH.

Complaints must be filed within **one year** of the last act of discrimination/harassment, or, for victims who are under the age of 18, not later than one year of that person's eighteenth birthday.

For more information, contact DFEH toll free at (800) 884-1684, Sacramento area & out-of-state at (916) 478-7251, TTY number at (800) 700-2320, or visit our web site at www.dfeh.ca.gov

Government Code Section 12940 and Title 2 California Code of Regulations Section 7287 require all employers to post this document. It must be conspicuously posted in hiring offices, on employee bulletin boards, in employment agency waiting rooms, union halls, and other places employees gather.

In accordance with the California Government Code and ADA requirements, this publication can be made available in Braille, large print, computer disk, or tape cassette as a disability-related reasonable accommodation for an individual with a disability. To discuss how to receive a copy of this publication in an alternative format, please contact the DFEH at the numbers above.

State of California
Department of Fair Employment & Housing

DFEH-162 (05/06)

Exhibit F



Standards for a Harassment-Free Workplace

At PG&E, we are committed to maintaining a work environment that respects individual differences. One of our core values focuses on respecting each other and celebrating our diversity. Our continued success depends on everyone being able to express a diversity of ideas and to perform their jobs without fear of personal harassment or retaliation.

Discrimination and harassment in any employment practice, such as hiring, advancement, transfer, demotion, discipline, layoff, termination, compensation, benefits, training, providing reasonable accommodation for persons with disabilities, and/or working conditions are against PG&E's policies and may violate federal, state and local laws. We avoid discrimination by treating everyone fairly, regardless of race, color, religion, age, sex, national origin, ancestry, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender identity, genetic information, or any non-job related factor.

One form of illegal discrimination is sexual harassment. Sexual harassment includes unwelcome sexual advances, requests for sexual favors, and/or verbal, visual or physical conduct based on sex that is sufficient to affect the terms and conditions of employment. Sexual harassment may be overt or subtle. It can occur between employees or non-employees, and between individuals of the same or opposite sex. Some examples of behaviors that can constitute sexual harassment include:

- Offering employment benefits and/or making employment decisions based on one's submission to, or rejection of, sexual conduct;
- Sexual innuendoes, jokes, comments, slurs, invitations or graphic commentary about an individual's body;
- Sexually suggestive or obscene objects, pictures, cartoons, posters, clothing, notes, letters, e-mails, or electronic media such as texting, instant messaging, blogging; and/or,
- Sexual gestures, leering, touching, assaulting, impeding or blocking movement.

Behavior that is insulting, demeaning or disrespectful of an individual's characteristics as described above is unacceptable and will not be tolerated at PG&E.

As employees, we are responsible for following professional standards and for ensuring that harassment does not happen. **Supervisors who fail to take action, or who engage in harassment, not only expose the company to liability, they also expose themselves to personal liability. Coworkers can also be held personally liable for engaging in harassment.** Vendors, agency workers and independent contractors working at PG&E must also follow our standards. In addition, the company can be held liable for sexual harassment of its employees by customers, clients or other third parties, if it knew, or should have known, about the conduct and failed to take immediate and appropriate corrective action. Employees who violate PG&E's standards are subject to discipline or termination of employment.

If you believe you have been subjected to harassment or discrimination on any basis, or have observed this conduct, immediately contact your supervisor or the HR Service Center at 415-973-4357. The Compliance and Ethics Helpline may also be utilized by calling 1-888-231-2310. Generally, complaints should be filed within one year of the date of the incident; individuals have 300 days from the date of the incident to file complaints with the Equal Employment Opportunity Commission, and one year to file with the California Department of Fair Employment and Housing. PG&E is committed to handling all complaints promptly, impartially, and confidentially. Furthermore, anyone who reports discrimination or harassment in a responsible manner, or participates in an investigation, is protected by law and company policy against retaliation.

Additional information on harassment and legal remedies is available from the U.S. Equal Employment Opportunity Commission, the California Department of Fair Employment and Housing, and other agencies. Contact information is available on workplace posters or in the government section of telephone directories.

2010

Exhibit G



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

January 6, 2011

PG&E Corporation
One Market Plaza
Spear Tower, Suite 2400
San Francisco, California 94105
Attention: Frances S. Chang, Esq.

Re: California Law Regarding Discrimination On The Basis Of Sexual Orientation

Ladies and Gentlemen:

You have requested an opinion summarizing PG&E Corporation's legal obligations with respect to prohibiting and preventing discrimination or harassment in the workplace on the basis of sexual orientation. In connection with this opinion, we have reviewed applicable California law, including the Fair Employment and Housing Act ("FEHA"), codified as California Government Code Section 12940, *et seq.*

Based on our review of the FEHA, we can confirm that California law prohibits discrimination in the workplace based on sexual orientation, requires PG&E Corporation to take all reasonable steps necessary to prevent discrimination based on sexual orientation, and requires PG&E Corporation to post in a conspicuous place a poster provided by the Department of Fair Employment and Housing ("DFEH") setting forth excerpts of the FEHA and relevant information that the DFEH deems necessary to explain the FEHA, including the prohibition on discrimination based on sexual orientation.

More specifically, California Government Code Section 12940(a) states that it is an unlawful employment practice for an employer, "because of the race, religious creed, color, national origin, ancestry, physical disability, mental disability, medical condition, marital status, sex, age, or sexual orientation of any person, to refuse to hire or employ the person or to refuse to select the person for a training program leading to employment, or to bar or to discharge the person from employment or from a training program leading to employment, or to discriminate against the person in compensation or in terms, conditions or privileges of employment." Cal. Gov. Code § 12940(a) (emphasis added).

Additionally, California Government Code section 12940(k) requires employers to take "all reasonable steps necessary to prevent discrimination and harassment from occurring." The failure to do so constitutes its own unlawful employment practice, in addition to the unlawful employment practices listed in Section 12940(a). *See* Cal. Gov. Code § 12940(k).



ORRICK

Further, the regulations interpreting the FEHA require a California employer to "post in a conspicuous place or places on its premises" a poster entitled "Discrimination and Harassment in Employment are Prohibited by Law." *See* 2 Cal. Code Regs 7287(d). A copy of this poster is attached to this Opinion as Exhibit A (the "Poster"). In pertinent part, the Poster states, "[L]aws enforced by the Department of Fair Employment and Housing (DFEH) protect you from illegal discrimination and harassment in employment based on . . . Sexual orientation . . ." *See* Exhibit A.

Based on these California authorities, we are of the opinion that PG&E Corporation is prohibited from engaging in discrimination against or harassment of employees on the basis of sexual orientation, is required to take all reasonable steps necessary to prevent discrimination and harassment based on sexual orientation, and must post the Poster in a conspicuous place or places on its premises.

Our opinion is based solely upon the existing law of California as of today's date. We express no opinion, and none should be inferred, as to the law of any state other than California.

This letter is furnished to you solely for your benefit in connection with your request to the staff of the Securities and Exchange Commission (the "Commission") that the staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the shareholder proposal of Peter B. Kaiser from the proxy materials for its 2011 annual meeting of shareholders, and may not be relied upon, used, quoted, or referred to by, nor may copies hereof be delivered to, any other person (except to Mr. Kaiser to the extent required by Rule 14a-8 under the Securities Exchange Act of 1934) without our prior written consent. We disclaim any obligation to inform you of any facts, circumstances, events or changes in the law that may hereafter occur or be brought to our attention that may alter, affect or modify the opinions expressed herein.

Very truly yours,

Orrick, Herrington & Sutcliffe LLP

ORRICK, HERRINGTON & SUTCLIFFE LLP